Filed by Advanced Digital Information Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Advanced Digital Information Corporation

Commission File No.: 0-21103

Team Member Q&A - Updated 5/16/06

Providing Team Members with current, relevant information about the transition is a high priority for ADIC and its impact on Team Members. The initial questions listed below are questions that we expect many Team Members already have regarding the proposed merger. We encourage you to use the Questions Box feature on this website to ask additional questions. Incoming questions will be monitored by the ADIC HR staff, and frequently-asked questions will be posted to this Q&A (and identified as “New”) on a regular basis. If you have immediate or personal questions please feel free to contact your manager or Human Resources.

Note: The below information regarding benefits, retention, and severance applies to US Team Members only. International benefits and severance practices will be addressed and communicated separately.

Q: Who is Quantum?

A: Quantum is a global leader in storage, delivering highly reliable backup, recovery and archive solutions. Organized into three product groups - Removable Storage Devices, Tiered Storage Systems and Media Storage Solutions - Quantum provides tape drives and media, removable disk drives, tape autoloaders and libraries, disk-based backup systems, and services. Quantum was founded in 1980.

The company is headquartered in San Jose, CA, and has U.S. offices in Irvine, CA, Costa Mesa, CA, Santa Maria, CA, Boulder, CO, and Colorado Springs, CO. Quantum also has offices in Switzerland, England, the United Kingdom, Scotland, Singapore, Japan and a large manufacturing facility in Malaysia. Quantum employs about 2400 people worldwide.

Q: Assuming that the merger is completed, how will the two companies be integrated?

A: The combination of ADIC with Quantum which is the subject of the definitive agreement signed on May 2nd is subject to approval by ADIC shareholders and US and international regulators. We expect the closing to occur in about 3 - 4 months.

Between now and closing, a team made up of representatives from both companies will create an integration plan. The implementation of that plan will occur after the close of the transaction. Quantum has communicated that their intention is to optimize the combination of the existing products, systems, processes and people of the two companies.

Q: What are the advantages of staying with ADIC during this time of change and transition?

A: The next few months will be a time of transition and some uncertainty, but there are compelling reasons to remain through the completion of the merger and beyond, and to focus on delivering great results pending and after the closing. First, the combination of ADIC and Quantum will present increased career opportunities for most ADIC Team Members. As described in the press release and Peter van Oppen’s accompanying email, by bringing together two leading independent backup, recovery and archive providers, and their complementary strengths, we expect to create a more substantial, innovative, and successful business than either company could have become on its own. This means increased opportunity for current Team Members.

In addition there are potential financial rewards for remaining through the transition and being successful up to and after close. In addition to our existing ADIC Bonus Plan, stock options and other incentives, we are working with Quantum to identify other retention vehicles. Our agreement with Quantum provides up to $5 million in potential retention benefits. This is in addition to our existing ADIC Bonus Plan, stock options and other incentives. These plans will be described on the transaction website by May 31, 2006.

Q: Will I receive a severance package in the event my position is eliminated?

A: Team Members whose positions are eliminated as a result of this transaction will be eligible for severance benefits. Eligibility will be subject to several factors, including successfully completing transition performance objectives and working through a designated exit date. Severance benefits will include continuation pay, lump sum severance, benefit continuation, option acceleration and, in certain cases, outplacement services.

Team Members who leave voluntarily or who are terminated for cause during the transition period (i.e., before their designated exit date) will not be eligible for severance benefits.

Q: Will my salary remain the same?

A: No unscheduled salary adjustments are expected prior to close. A modified APIX process for non-commissioned Team Members and subsequent annual increases will continue as previously scheduled. Any APIX salary increases are expected to be effective approximately July 31, 2006 for non-commissioned Team Members. A closing of the merger prior to July 31, 2006 could affect the effective date of salary increases.

Post-closing adjustments to salaries and compensation generally will be addressed during the integration planning process and, over the long term, by management of the combined enterprise. Such adjustments, if any, will depend on a variety of factors including external market competitiveness and internal equity considerations.

We will communicate any changes in compensation in a timely fashion as appropriate, either before or after close of the transaction.

Q: Will there be any changes to my benefits?

A: ADIC does not plan to materially change any of the benefit offerings between now and closing. The exact timing of any benefit plan integration will be decided upon by the integration committee and communicated as soon as possible after the plan is developed and approved. Quantum is committed to providing benefits that are similar to or better than our current ADIC Plans. Brief details on Quantum’s current plans can be viewed at http://www.quantum.com/AboutUs/Careers/CareerBenefits/Index.aspx. Additional details will be made available later on this website.

Q: Will length of service be re-calculated from the date of the transaction close?

A: No, a Team Member’s length of service will not be re-calculated from the date of the transaction close. Your current tenure with ADIC will carry over to your employment with Quantum.

Q: Will my FTO accrued time be carried over?

A: Exactly how FTO will be treated and integrated into the vacation policy for the combined enterprise is among the many important details that the integration team will be addressing soon. As soon as a determination is made on this and other transition issues, we will notify Team Members through this website. If a Team Member terminates before the date the transaction closes, all accrued FTO will be paid out as per ADIC’s usual termination process.

Q: What happens to our stock options?

A: After the transaction closes, Quantum will assume liability for ADIC stock options held by Team Members. This means that ADIC stock options will become Quantum stock options after the close.

The number of options and exercise prices for ADIC stock options will be adjusted by an Option Ratio. The Option Ratio will equal $12.25 divided by the average of the closing prices for one share of Quantum stock for the ten trading days prior to the closing date of the merger. The number of Quantum stock options a Team Member will be eligible for will equal the product of that Team Member’s ADIC stock options multiplied by the Option Ratio. The exercise price for an ADIC stock option will be correspondingly reduced. It will equal the quotient of the original ADIC exercise price divided by the Option Ratio. The number of options and strike price will be rounded down to the nearest whole number of shares or cents, respectively.

Vesting and expiration schedules will not change. If a Team Member’s position is eliminated as a result of the merger, vesting of his or her options may accelerate.

Detailed information will be available on the transition website once available.

Q: Will I have the opportunity to apply for positions at Quantum in the event my position is eliminated?

A: Yes, in the event your position is eliminated you will have the opportunity to apply for positions at Quantum for which you are qualified. However, prematurely applying for and accepting employment outside of ADIC, even at Quantum, will disqualify you from being eligible for any retention or severance benefits.

Q: Should I contact my counterpart in Quantum to begin the transition?

A: You should not contact your counterpart at Quantum to discuss post-merger integration, nor should you engage in such discussions with anyone at Quantum who might contact you to discuss integration issues, unless you are instructed to do so by your manager. Please remember that we are still separate companies and must continue to operate separately until regulatory approvals are obtained and the transaction is closed.

Q: Can I talk to any of my friends or contacts at Quantum?

A: You may continue to have personal conversations with Quantum employees or conversations that are part of your day-to-day responsibilities at ADIC. However, please remember that we need to operate separately until regulatory approvals are obtained. Please avoid discussing matters with any contacts at Quantum that might suggest that we are operating as a combined company before the close. This includes discussing matters such as post-merger integration, customers or pricing.

Q: Where can I learn more about the transaction?

A: We’ll be communicating more information in the weeks and months ahead as the transition team makes progress in its transition planning. This website is devoted to keeping you up to date on transaction news, and also includes a Questions feature that allows you to submit questions about the transition.

Q: What is the response time and how often will new answers be added to the website? What if an answer to my question is not put on the website?

A: We will try to post responses to questions weekly. E-mails will not be answered individually, but they will be addressed collectively as appropriate. We cannot answer all questions submitted, but we will do our best to provide you with as much information as possible.

ADIC plans to file with the Securities and Exchange Commission (the “SEC”) and mail to its shareholders a Proxy Statement/Prospectus, and Quantum plans to file with the SEC a Registration Statement on Form S-4, in connection with the proposed Merger. The Registration Statement and the Proxy Statement/Prospectus will contain important information about ADIC, Quantum, the Merger and related matters. Investors and shareholders are urged to carefully read the Registration Statement and the Proxy Statement/Prospectus when they are available. The Registration Statement and the Proxy Statement/Prospectus and other relevant materials (when they become available) and any other documents filed by ADIC or Quantum with the SEC may be obtained free of charge at the SEC’s website at

www.sec.gov. Investors and shareholders may obtain free copies of the documents filed by ADIC with the SEC by contacting Investor Relations (425) 881-8004 or Stacie.timmermans@adic.com and of the documents filed by Quantum with the SEC from Quantum by contacting Investor Relations at (408) 944-4450 or IR@quantum.com.

ADIC and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ADIC in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Proxy Statement/Prospectus described above.